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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
(in thousands, except ratios)	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes(1)	$191,084	$94,764	$165,588	$63,045	$(256,154)
Income from equity method investee	(29)	—	—	—	—
Fixed charges (less capitalized interest)	100,834	85,943	50,914	18,675	7,618

Total	$291,889	$180,707	$216,502	$81,720	$(248,536)
Fixed Charges:
Interest expense(2)	$95,559	$81,383	$46,709	$16,350	$6,918
Amortization of deferred loan costs	5,023	4,816	3,871	2,132	546
Interest component of rental expense	507	371	334	193	154

Total	$101,089	$86,570	$50,914	$18,675	$7,618
Ratio of earnings to fixed charges(3)	2.9	2.1	4.3	4.4	N/A (4)

(1)
Refer to Note C.3 of our 2013 Annual Report on Form 10-K for discussion regarding our discontinued operations.

(2)
Interest expense is gross of interest income for all periods presented and includes capitalized interest of $255 and $627 for the years ended December 31, 2013 and 2012.

(3)
We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.

(4)
Due to our net operating loss for the year ended December 31, 2009, the ratio of coverage was less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $256.2 million.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES